SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549


FORM 11-K

ANNUAL REPORT


Pursuant to Section 15 (d) of the
Securities and Exchange Act of 1934

For the period from December 31, 1999 to December 30, 2000


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


ELDEC CORPORATION AND INTERPOINT CORPORATION
DEFERRED INCOME PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------



                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
         Benefits as of December 30, 1999 and
         December 30, 2000                                                   2
Statements of Changes in Net Assets
         Available for Benefits for the
         fiscal year ended December 30, 1999
         and December 30, 2000                                               3

Notes to Financial Statements                                                4


SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 30, 2000

Schedule of Assets Held for Investment                       14

INDEPENDENT AUDITORS' REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the Plan) as of December 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets held for investment purposes as of December 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.


Deloitte & Touche LLP
Seattle, Washington
May 25, 2001
                                                              1

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1999 AND DECEMBER 30, 2000
                                                                                         1999                      2000
                                                                                    ---------                     ----
ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2):
Mutual funds                                                                        46,682,377               41,758,383
Common and collective funds                                                          7,567,200                6,323,426
Common stock                                                                         4,406,333                6,865,339
Participant notes receivable                                                         1,835,612                1,786,260
                                                                                     ---------                ---------
                           Total investments                                        60,491,522               56,733,408
                                                                                    ----------               ----------

RECEIVABLES:
Employer contribution receivable
   (Crane Co. Stock Fund)                                                               10,877                        0
Employee contributions                                                                  21,767                        0
                                                                                        ------                        -
Total receivables                                                                       32,654                        0
                                                                                        ------                        -


NET ASSETS AVAILABLE FOR BENEFITS                                                 $ 60,524,176               56,733,408
                                                                                   ===========               ==========



See notes to financial statements.


                                        2

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR THE YEAR ENDED DECEMBER 30,1999 AND DECEMBER 30, 2000
-------------------------------------------------------------------- ------------------------ --------------------------
                                                                                      1999                         2000
                                                                                  ----------                       ----
CONTRIBUTIONS:
Employee                                                                          $4,064,628                 $3,829,393
Employer (Crane Co. Stock Fund)                                                    1,269,757                  1,171,288
Rollovers                                                                            517,366                    141,680
                                                                                     -------                    -------
     Total contributions                                                           5,851,752                  5,142,361
                                                                                   ---------                  ---------

EARNINGS (LOSS) ON INVESTMENTS:
Interest and dividends                                                               768,689                    530,050
Net appreciation/(depreciation) in fair value of investments
                                                                                   8,920,584                (2,924,463)
                                                                                   ---------                -----------
     Total gain/(loss) on investments                                              9,689,273                (2,394,413)
                                                                                   ---------                -----------

DISTRIBUTIONS TO PARTICIPANTS                                                    (5,978,360)                (6,538,716)
                                                                                 -----------                -----------


NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                                   9,562,665                (3,790,768)

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of period                                                              50,961,511                 60,524,176
                                                                                  ----------                 ----------

NET ASSETS AVAILABLE FOR BENEFITS
 End of period                                                                   $60,524,176                $56,733,408
                                                                                 ===========                ===========



See notes to financial statements.

                                        3

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements For the Year Ended December 30, 2000
 and December 30, 1999
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN
The following description of the Eldec Corporation and Interpoint Corporation Deferred Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Eldec Corporation and Interpoint Corporation (collectively, the Corporation). The Corporation is a wholly-owned subsidiary of Crane Co. The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: All employees of the Corporation are eligible upon their hire date.

Contributions: Participants can elect to contribute and defer between 1% and 17% of pretax annual compensation as defined by the Plan. Such employee contributions may not exceed the maximum allowable contribution under IRC regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant's contribution, up to 6% of the participant's salary, made in the form of common stock of Crane Co.

Participant accounts: Each participant's account is credited with the participant's contributions and allocations of the Corporation's matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

Vesting: A participant's deferred income contribution account and Corporation matching contributions are 100% vested and nonforfeitable at all times.

Participant notes receivable: Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administration Committee (the Committee), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The interest rate on loans is 1% above the Wall Street prime lending rate on the first business day of the calendar quarter in which the loan is made.

    Payment of benefits: Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant's account balance. If the participant's account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70-1/2.

    Plan termination: Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan's assets will be liquidated by the Trustee and distributed to participants.

    Plan expenses:  Administrative expenses are paid by the Plan Sponsor.

    Tax Status: The Internal Revenue Service has determined and informed the Corporation, by a letter dated May 5, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter and the Plan Administrator is currently in the process of filing for a new determination letter. The Plan Administrator believes the Plan, as amended and restated, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded.

    Investment Funds: Plan participants may direct investment of their accounts in any of several funds in such increments and at such times as designated by the Investment Committee appointed by the Crane Co. Board of Directors. The investment options available for as of December 30, 2000 are as follows:

    Norwest Stable Value Fund This fund invests primarily in Guaranteed Investment Contracts ("GICs") but may also invest in U.S. Treasury obligations and money market instruments. A GIC is issued by a major life insurance company to retirement plans. GICs offer safety, stability and relatively high income. Although GICs do not experience market fluctuations, they do not have U.S. Government backing. It is the insurance company that guarantees the investment rate and return of principal at full value. The objective of this fund is to earn a predictable investment return that is somewhat higher than overall money market rates, with a minimum chance of loss of the original contributions. The risk and return characteristics of this fund are that it is low risk with low to moderate long-term growth potential. Interest on the invested money provides the investment return.
                                                                       5

    AIM Balanced Fund Class A This fund is a mutual fund with a balanced portfolio which seeks to provide reasonable current income and long-term capital appreciation by investing 60% to 70% of its assets in common stocks with the remainder held in high-quality corporate bonds and U.S. Government securities. Stocks are selected on the basis of their current dividends and potential growth of capital and income. The fund may also invest up to 20% of its assets in foreign securities. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.

    Prudential Stock Index Fund Class I This fund is a mutual fund which seeks to match the total return performance of the S&P 500 Stock Index by investing in all 500 stocks in approximately the same proportions as represented in the S&P 500 Stock Index. Dominated by large "blue chip" stocks, this unmanaged index covers about 70% of the total U.S. market capitalization. The very low turnover in the portfolio's holdings allows the fund to maintain substantially lower management fees. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.

    Prudential Jennison Growth Fund Class Z This fund is a mutual fund, which seeks long-term growth of capital by investing primarily in established companies with market capitalizations of at least $1 billion and above average growth prospects. The fund invests substantially all, but at least 65% of its total assets, in common stocks, convertible securities and other equity securities. Companies must be currently demonstrating superior absolute and relative earnings growth and be attractively valued to be included in this fund's portfolio. The objective of this fund is to provide the higher rates of return that are associated with stocks, while limiting the risk associated with stocks by investing in large companies. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends and interest.
                                                                       6

     Mutual Qualified Fund A This fund is a mutual fund which invests primarily in medium-sized companies. Its goal is capital appreciation, which may occasionally be short-term. Income is a secondary objective. The fund invests in common and preferred stocks, and debt of any credit quality. It may also invest up to 50% of assets in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations. The objective of the fund is to provide the possibility of short and long-term investment growth, while reducing the risk of investment loss by investing in securities that, in the opinion of the fund manager, are priced at discounts to their intrinsic values. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in values of the shares provide most of the investment return, but the fund may also receive dividends and interest.

     Prudential Small Company Value Fund Class Z This fund is a mutual fund, which invests primarily in small company stocks with market capitalizations of less than $500 million to provide long-term capital appreciation. The fund emphasizes equities that appear undervalued by various measures, such as price/earnings or price/book ratios. The value approach is intended to be conservative, but the fund's focus on small company stocks adds substantial risks. The objective of this fund is to provide the possibility of higher rates of return than by investing in small companies with greater growth potential. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.

     Putnam International Growth Fund Class A This fund is a mutual fund which seeks capital appreciation by investing at least 65% of its assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes is undervalued. The fund may invest in both developed and emerging markets. This fund is considered riskier because of its foreign stock emphasis. The objective of this fund is to provide higher rates of return and greater diversification by investing in stocks of international companies. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.

     Crane Co. Stock Fund  Investments in common stock of Crane Co.
     --------------------

     Huttig Stock Fund Investments in common stock of Huttig Building Products Inc. (Huttig). This company was previously a wholly-owned subsidiary of Crane Co. which was subsequently spun off from Crane Co. in 1999 through an initial public offering.
                                                                       7

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 1999 and 2000:

                                                                                           1999                          2000
                                                                                           ----                          ----
Norwest Stable Value Fund                                                             7,567,159                      6,323,211
AIM Balanced Fund Class A                                                             5,823,646                      5,549,078
Prudential Stock Index Fund Class I                                                   9,304,773                      7,941,022
Prudential Jennison Growth Fund Class Z                                              23,823,631                     19,696,768
Prudential Small Company Value Fund Class Z                                           3,814,018                      4,179,550
Putnam International Growth Fund Class A                                              3,618,413                      3,932,490
Crane Co. Stock Fund*                                                                 4,194,912                      6,714,683

*Fund includes non-participant directed amounts.


2. SUMMARY OF ACCOUNTING POLICIES
     The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

     Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment valuation: Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

     Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant's proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant's proportionate share of assets in each fund.

     Benefit payments:  Benefits are recorded when paid.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
   The Plan has investments and transactions with parties-in-interest, those parties being Crane Co., Huttig, and participants with loan balances.
                                                                          10

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
   Allocation by fund of net assets available for benefits at December 30, 1999 and 2000 follows:

                                                                                             1999                      2000
                                                                                             ----                      ----
Prudential AP LN Fund                                                                        $386                       $215
Norwest Stable Value Fund                                                               7,572,543                   6,323,211
AIM Balanced Fund Class A                                                               5,825,523                   5,549,078
Prudential Stock Index Fund Class I                                                     9,308,973                   7,941,022
Prudential Jennison Growth Fund Class Z                                                23,828,062                  19,696,769
Mutual Qualified Fund A                                                                   298,131                     459,472
Prudential Small Company Value Fund Class Z                                             3,815,739                   4,179,551
Putnam International Growth Fund Class A                                                3,619,766                   3,932,491
Crane Co. Stock Fund*                                                                   4,208,020                   6,714,683
Huttig Stock Fund*                                                                        211,420                     150,656
Participant Notes Receivable                                                            1,835,612                   1,786,260
                                                                                        ---------                   ---------
                                                                                      $60,524,176                 $56,733,408
                                                                                      ===========                 ===========


*Fund includes non-participant directed amounts.


5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
   The changes in net assets available for benefits by fund for the year ended December 30, 1999 and December 30, 2000 were as follows:

Employee Contributions:
                                                                                            1999                          2000
                                                                                            ----                          ----
Norwest Stable Value Fund                                                             $  448,507                      $418,573
Prudential AP LN Fund                                                                      4,256                           791
AIM Balanced Fund Class A                                                                465,361                       395,312
Prudential Stock Index Fund Class I                                                      817,391                       764,747
Prudential Jennison Growth Fund Class Z                                                1,352,638                     1,337,043
Mutual Qualified Fund A                                                                   44,423                        54,202
Prudential Small Company Value Fund Class Z                                              523,398                       390,795
Putnam International Growth Fund Class A                                                 237,494                       337,639
Crane Co. Stock Fund*                                                                    171,160                       130,291
                                                                                         -------                       -------
                                                                                      $4,064,628                    $3,829,393
                                                                                      ==========                    ==========


*Fund includes non-participant directed amounts.
                                                               11



Net investment income:                                                                 1999                              2000
                                                                                       ----                              ----
U.S.  Trust  Company  of  the  Pacific  Northwest  Capital
Preservation Fund
                                                                                 $   45,017                                 $0
Norwest Stable Value Fund                                                           297,326                            366,214
Prudential AP LN Fund                                                                                                      (40)
AIM Balanced Fund Class A                                                           990,940                           (192,407)
Prudential Stock Index Fund Class I                                               1,604,221                           (674,552)
Prudential Jennison Growth Fund Class Z                                           7,128,557                         (4,175,046)
Mutual Qualified Fund A                                                              12,342                             47,875
Prudential Small Company Value Fund Class Z
                                                                                  (263,652)                            386,475
Putnam International Growth Fund Class A                                                                              (403,386)
                                                                                  1,427,305
Crane Co. Stock Fund*                                                                                                2,112,248
                                                                                 (1,915,767)
Huttig Stock Fund*                                                                  212,321                            (17,553)
Participant Notes Receivable                                                        150,663                            155,759
                                                                                    -------                            -------
                                                                                 $9,689,273                        $(2,394,413)
                                                                                 ==========                        ============


*Fund includes non-participant directed amounts.
                                                               12


Distributions to Participants                                                          1999                              2000
                                                                                      -----                             ----
U.S.  Trust  Company  of  the  Pacific  Northwest  Capital
Preservation Fund
Prudential AP LN Fund                                                             $ 227,821                                $ 0
                                                                                      5,248                              1,315
Norwest Stable Value Fund                                                           659,089                            906,867
AIM Balanced Fund Class A                                                           660,205                            806,403
Prudential Stock Index Fund Class I
                                                                                  1,031,052                          1,468,581
Prudential Jennison Growth Fund Class Z
                                                                                  1,593,655                          1,715,313
Mutual Qualified Fund A                                                               9,060                             22,129
Prudential Small Company Value Fund Class Z
                                                                                    512,777                            404,569
Putnam International Growth Fund Class A
                                                                                    458,914                            331,022
Crane Co. Stock Fund*                                                               679,223                            611,003
Huttig Stock Fund*                                                                        0                             20,796
Participant Notes Receivable                                                        141,316                            250,718
                                                                                    -------                            -------
                                                                                 $5,978,360                         $6,538,716
                                                                                 ==========                         ==========


  *Fund includes non-participant directed amounts.

                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         ADMINISTRATIVE COMMITTEE OF THE
                  ELDEC Corporation and Interpoint Corporation
                              Deferred Income PLAN

                                   Arlan VanKoevering
                                   Arlan VanKeovering

                                   David Neils
                                   David Neils

                                   Linda Wood
                                   Linda Wood

Lynnwood, WA
June 15, 2000
                                       13

                    ELDEC CORPORATION AND INTERPOINT CORPORATION
                             DEFERRED INCOME PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 30, 2000


                       Identity of Issue                                             Cost              Current Value
Collective Funds:
Norwest Stable Value Fund                                                         $5,839,656              $6,323,211
Prudential AP LN Fund                                                                    215                     215
Mutual Funds:
------------
AIM Balanced Fund A                                                                4,888,720               5,549,078
Prudential Stock Index Fund I                                                      8,418,344               7,941,022
Prudential Jennison Growth Fund Z                                                 22,336,621              19,696,769
Mutual Qualified Income A                                                            477,184                 459,472
Prudential Small Company Value Fund Z                                              3,753,015               4,179,551
Putnam International Growth A                                                      3,292,960               3,932,491
Other:

Crane Stock Fund* (236,125 shares)                                                 5,380,573               6,714,683
Huttig Stock Fund*                                                                   195,577                 150,656
Participant notes receivable                                                       1,786,260               1,786,260
                                                                                   ---------               ---------
                                                                                 $56,369,125            $ 56,733,408
                                                                                  ==========              ==========



*Represents a party-in-interest to the plan.

                                                                 14